Mail Stop 4561

October 13, 2006

Gregory S. Daily
Chairman of the Board and Chief Executive Officer
iPayment, Inc.
40 Burton Hills Boulevard, Suite 415
Nashville, TN 37215

Re: **iPayment, Inc.**
        Amendment No. 1 to Registration Statement on Form S-4
        Filed on September 29, 2006
        File No. 333-135959

Dear Mr. Daily:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have reviewed the supplemental material provided in response to prior comment 9. We are unclear how the chart in your response letter supports your assertion that you are a leading provider of services to small merchants. Please provide us with additional support for why you conclude the ratio included in your response supports your contention. For example, tell us how you arrived at the conclusion that your services are more focused to smaller merchants than many of your larger competitors.

Risk Factors

The indenture governing the exchange notes and the credit agreement…, page 16

2.   Please discuss in more detail how covenants under the senior secured credit facility are more restrictive than similar provisions under the indenture covering the notes.

The Exchange Offer

Acceptance of Tendered Notes, page 33

3.   We note your response to prior comment 26; however, we are unable to locate the revised disclosure. The current disclosure indicates that the conditions to acceptance may be waived by you in your "sole discretion." Please revise to include an objective standard for determining whether a condition has been satisfied.

Acquisition of iPayment by Holdings and MergerCo, page 40

4.   We re-issue the portion of prior comment 28 that requested a description of the terms of the earnout payments that may be made pursuant to the merger agreement.

Management's Discussion and Analysis of Financial Condition…, page 55

Results of Operations, page 55

5.   Please identify the business that was acquired in October 2005 that materially contributed to your revenues and interchange expenses.

6.   We have reviewed your response to prior comment 35. Please separately disclose the portion of the increase in selling, general and administrative expenses related to the adoption of SFAS 123R. Also, please explain why the total increase in selling, general and administrative expenses ($7.5 million) is less than the increase attributed to compensation expense and the adoption of SFAS 123R combined ($7.7 million).

Liquidity and Capital Resources, page 57

7.   *Investing Activities.* We note the statement on page 58 that you currently have no significant capital spending or purchase commitments. Please confirm to us that you have no further obligations to make earn-out payments relating to acquisitions.

Legal Proceedings, page 74

8.   We note that in many of the proceedings listed you state that the claims "are without merit" or that the company believes it has "meritorious defenses" to the claims asserted. These statements are legal conclusions that the company is not qualified to make. If they are based on advice from litigation counsel, please state this, identify counsel and include a consent from counsel. Otherwise, please remove these statements.

Employment Agreements, page 80

9.   We note your response to prior comment 43; however, we are unable to locate the requested disclosure. Please revise to disclose the amount of base salary, bonus, and any other compensation payable to Mr. Grimstad and Mr. Daily under the terms of their employment agreements, or further direct us to the disclosure in your prospectus. We note disclosure in the summary compensation table indicating that Mr. Daily and Mr. Grimstad received salary and bonus payments in 2005. Also, please confirm to us that neither is entitled to severance payments in the event his employment is terminated, or disclose all severance payments provided under the employment agreements.

Where You Can Find More Information, page 144

10.   Please update the address for the Commission so that it reads 100 F Street, N.E., Washington, DC 20549.

Exhibit 5.2

11.   We note that counsel assumes the Applicable Subsidiary Guarantor is duly incorporated or formed, validly existing and in good standing in the State of Nevada. Please provide a revised opinion that removes this assumption or tell us why it is appropriate for counsel to assume legal matters relevant to the opinion.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rachel Zablow at (202) 551-3428 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Owen Pinkerton at (202) 551-3694 or me at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Mark L. Mandel, Esq. (*via facsimile*)
        White & Case LLP